

02004865

U.S. [illegible] OMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 39399

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commerzbank Capital Markets Corporation

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Downey (212) 703-4040
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)
PricewaterhouseCoopers LLP

1177 Avenue of the Americas	New York	New York	10036
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

80
3-26-02

This report* contains (check all applicable boxes):

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income (Loss).
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital.
x	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
x	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x	(I)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of the Computation of The Computation of Net Capital under Rule 15c3-1 and Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
x	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x	(o)	Supplementary commodities schedules, pursuant to CFT regulations.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

Oath or Affirmation

State of New York)
) ss:
County of New York)

We, the undersigned, officers of Commerzbank Capital Markets Corporation, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of December 31, 2001 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

In addition, as an allied member of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of December 31, 2001 will promptly be made available to Commerzbank Capital Markets Corporation's members or allied members whose signatures do not appear below.

Mark G. Downey Senior Vice President	Michael Walsh Senior Vice President

Subscribed and sworn to before me
this 11th day of March 2002

BARBARA D. STEWART
Notary Public, State of New York
Registration #01ST6046117
Qualified In Nassau County
My Commission Expires 08/07/02


SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2002
363
WASH. D.C.
SECTION

COMMERZBANK Capital Markets Corporation

(a wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

as of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors of
Commerzbank Capital Markets Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation (a Delaware corporation wholly-owned by Commerzbank AG, a German bank) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 11, 2002

Commerzbank Capital Markets Corporation
Statement of Financial Condition
December 31, 2001
(in thousands)

Assets

Cash and cash equivalents		$ 3,109
Securities owned, at market value:		
Pledged	$ 2,061,077	
Other	1,405,431	3,466,508
Securities segregated under federal and other regulations		52,469
Securities purchased under agreements to resell		6,307,606
Securities borrowed		22,927
Receivable from customers and non-customers		106,993
Receivable from brokers, dealers and clearing organizations		466,806
Furniture and fixtures and leasehold improvements, (at cost less accumulated depreciation of $12,846 and amortization of $1,876)		14,415
Other assets		48,699
Total assets		$ 10,489,532

Liabilities and Stockholders' Equity

Bank loan payable	$ 1,410,522
Securities sold under agreements to repurchase	5,107,883
Securities loaned	1,618,220
Payable to customers and non-customers	313,838
Payable to brokers, dealers and clearing organizations	165,467
Securities sold but not yet purchased, at market value	1,381,959
Other liabilities	101,289
	10,099,178
Subordinated liability	215,000
Stockholders' equity	175,354
Total liabilities and stockholders' equity	$ 10,489,532

The accompanying notes are an integral part of these financial statements.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE") and the National Association of Securities Dealers, Inc. The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is trading as well as providing investment services to its customers and affiliates.

2. Significant accounting policies

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values. Security transactions under agreements to resell and repurchase are all collateralized financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired as specified in the respective agreement. Accrued interest is included in other assets and liabilities. Securities purchased under agreements to resell of $52,469,000 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Financial instruments, including financial futures contracts and options on futures, are carried at estimated fair value. The fair value of derivative financial instruments generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains and losses of open contracts.

Stock borrow and stock loan transactions are carried at contract amount. Accrued interest is included in other assets and liabilities.

Cash and cash equivalents consist of cash and overnight deposits with an original maturity of three months or less.

Assets and liabilities in foreign currencies are translated at closing rates of exchange on December 31, 2001.

The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Related party transactions

In the normal course of business, the Company executes and clears securities transactions on behalf of and through its Parent and affiliated entities.

Amounts resulting from these and other transactions, at December 31, 2001, which are included in cash and cash equivalents, securities purchased under agreements to resell, receivable from customers, receivable from brokers, dealers, and clearing organizations, other assets, securities sold under agreements to repurchase, payable to customers, payable to brokers, dealers, and clearing organizations and other liabilities totaled approximately $990,000, $134,931,000, $27,361,000, $23,676,000, $3,840,000, $647,323,000, $817,000, $1,652,019,000 and $10,874,000 respectively.

See Notes 6 and 7 for additional related party disclosures

4. Securities owned and securities sold but not yet purchased

On December 31, 2001, securities consisted of the following (in thousands):

	Securities Owned	Securities Sold But Not Yet Purchased
U.S Government and agency securities	$ 193,588	$ 1,367,492
Investment grade bonds	122,184	-
Equity securities	3,150,736	14,467
	$ 3,466,508	$ 1,381,959

5. Employee benefit plans

The Company maintains an employee deferred compensation plan which qualifies under Section 401(k) of the Internal Revenue Code which covers substantially all employees.

The Company has a qualified non-contributory defined benefit pension plans covering substantially all employees. The Company's policy is to fund accrued pension costs when such costs are deductible for tax purposes.

During the year, the Company's Benefits Executive Committee has passed a resolution authorizing the termination of the defined benefit pension plan and to disburse the assets to vested participants during the 2002 plan year. The Company has a liability of $2,064,000 at December 31, 2001 for additional potential funding to the plan.

The following table shows the funded status of the plans and significant assumptions as of December 31, 2001 as follows:

Accumulated benefit obligation	$ (4,720,000)
Plan assets at fair value	3,511,000
Funded status	$ (1,209,000)
Accrued pension	
Actuarial Assumptions	
Discount rate	4.59%
Long-term rate of return on assets	8.50%

Since the prior fiscal year, benefits were frozen effective December 31, 2000 and a settlement was recognized effective July 1, 2001, as classified under Statement of Financial Accounting Standards no. 88 (SFAS 88).

6. Subordinated liability

This liability is subordinated to the claims of general creditors of the Company and is approved by the New York Stock Exchange for inclusion as equity by the Company in computing net capital under the Securities and Exchange Commission's Uniformed Net Capital Rule.

(a) The $35,000,000 subordinated loan from a subsidiary of the Parent (and a stockholder) is due February 19, 2003 and bears interest at rates based on the London Interbank Offered Rates.

(b) $180,000,000 revolving note and cash subordinated agreement from the Parent is due October 25, 2005, and bears interest at rates based on the London Interbank Offering Rates.

7. Bank loan payable

Bank loan payable is comprised of $600,000,000 unsecured overnight and $791,822,000 short-term loans. The unsecured overnight and short term loans are with a branch of the Parent. The account also included unsecured overnight loan of $ 18,700,000 with an external bank lender.

8. Income Taxes

The Company files Federal, State and local tax returns.

As of December 31, 2001, the Company had a deferred tax asset of $9,062,000, recorded in the statement of financial condition. Deferred tax items arise from temporary differences related primarily to depreciation and compensation accruals.

The effective rate or income tax expense differs from the statutory Federal income tax rate primarily due to State and local income taxes. At December 31, 2001, there is no remaining valuation allowance.

9. Net capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the NYSE. On December 31, 2001, the Company had net capital of $135,917,000 which was $129,387,000 in excess of the required minimum of $6,530,000.

10. Commitments and contingent liabilities

The Company is contingently liable for letters ofcredit deposited primarily with the Options Clearing Corporation and the National Securities Clearing Corporation in the aggregate face amount of $3,700,000 of which no amount was utilized at December 31, 2001.

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. At December 31, 2001 future minimum rental commitments under these lease agreements, which expires in 2013 are as follows (in thousands):

Years ending December 31,	Minimum Rentals
2002	$ 3,699
2003	3,764
2004	4,089
2005	3,976
Thereafter	32,500
	$ 48,028

11. Financial instruments and concentration of credit risk

In the normal course of business, the Company enters into various debt and equity transactions as principal or agent. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk in the event that customers are unable to fulfill their contracted obligations.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold but not yet purchased should the value of such securities rise. Additionally, futures contracts are subject to market risk. The Company monitors such off balance sheet risk and takes appropriate action to reduce such risks as required.

For transactions in which the Company extends credit to others, the Company seeks to control risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. Counterparties include customers and foreign affiliates. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary. Customer collateral is not included in the Statement of Financial Condition.

The Company's policy is to take possession of securities purchased under an agreement to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as

compared to the amount at which the securities will be subsequently resold, as specified in the respective agreement.

The Company may enter into forward repurchase and reverse repurchase transactions. The Company had no forward repurchase nor reverse repurchase transactions at December 31, 2001.

Company also enters into financial futures transactions and options on futures in order to reduce its exposure to market and interest rate risk and in connection with its normal trading activities. These financial instruments represent legal contracts to buy and sell a specified quantity of financial instruments at specified price with delivery and settlement at a specified future date. Option contracts convey the right to buy (call) or sell (put) a financial instrument at a predetermined price. For written options contracts, the writer receives a premium in exchange for bearing the risk of unfavorable changes in the underlying financial instrument or currency. These financial instruments are entered into for trading purposes.

Risk arises in financial futures contracts from the possible inability of counterparties to meet the terms of these contracts and from movements in interest rates. Credit risk associated with the contracts is limited to amounts recorded in the statement of financial condition. The notional or contractual amounts are used to express the volume of these transactions, and do not represent the amounts potentially subject to market risk.

At December 31, 2001, the Company had open financial futures contracts with a clearing broker with notional values of approximately $322,141,000 commitments to buy and $6,010,667,000 commitments to sell. The fair values of these derivative financial instruments at December 31, 2001 are as follows (in thousands):

Derivative financial instruments		
Financial futures and options on futures contracts		
Assets	$	3,044,000
Liabilities	$	528,020,000

Cash and government securities are deposited to satisfy initial margin requirements for open futures contracts and is included in receivable from brokers, dealers and clearing organizations, as is the unrealized gain or loss from the unsettled futures transactions. The assets described above are held by one clearing broker.

The Company has also entered into interest rate swaps to reduce its exposure to interest rate risk. The Company has outstanding interest rate swaps with its Parent with an aggregate notional value of $88,000,000 and a negative fair value of $4,548,000.

12. Securities Pledged

Company has approximately $293,210,000 of equity securities on deposit with its commodity broker. In addition, $1,618,220,000 and $149,647,000 of securities owned have been pledged to stock loan and securities sold under agreements to repurchase, respectively. These amounts are classified in the statement of financial condition as securities owned – pledged.

At December 31, 2001, the Company had approximately $9,720,294,000 and $22,927,000 of collateral pledged to it by others under securities purchased under agreements to resell transactions and securities borrow transactions, respectively. The securities borrow transactions are all with one company. Of this amount, approximately $8,231,614,000 has been rehypothecated under securities sold under agreements to repurchase transactions.